SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

20 May 2005 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\ltr\SHMB-regulatory.doc.4



Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 20 May 2005 released to Bursa Malaysia an announcement (the "Announcement") in relation to the election of new board chairman of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

ELECTION OF NEW BOARD CHAIRMAN OF SHANGRI-LA HOTELS (MALAYSIA) BERHAD ("SHMB")

We wish to inform that Tan Sri A. Razak bin Ramli has been elected as the new Non-Independent Non-Executive Board Chairman of SHMB to succeed Tan Sri Dato' Wan Sidek bin Wan Abd. Rahman with effect from 19 May 2005 to hold office until the conclusion of the 35th Annual General Meeting of the Company in year 2006 pursuant to Article 103 of the Articles of Association of the Company. Tan Sri Razak joined the SHMB Board as a Non-Independent Non-Executive Director on 1 November 2004. Tan Sri Dato' Wan Sidek remains as a Director on the SHMB Board, and continues to chair both the Audit and the Nomination & Remuneration committees of the Board.